February 19, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Robert Augustin and Jane Park Tracey Houser and Li Xiao Division of Corporate Finance Office of Industrial Applications and Services

Re:	GenEmbryomics Limited Draft Registration Statement on Form F-1 Submitted January 21, 2025 CIK No. 0002038033

Ladies and Gentlemen:

GenEmbryomics Limited, an Australian company (the “Company” or “we”), has today submitted to the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1933, as amended (the “Securities Act”), a public amendment (the “Amendment”) to its draft Registration Statement on Form F-1 initially submitted to the SEC on September 24, 2024 and subsequently submitted to the SEC on December 20, 2024 and January 21, 2025 (as amended, the “Registration Statement”).

We are writing to respond to the comments of the staff of the Commission (the “Staff”) raised in your letter to the Company dated February 4, 2025. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, a copy of the Amendment is enclosed and has been marked to show changes from the Registration Statement submitted January 21, 2025. References to page numbers in our responses are to page numbers in the amended Registration Statement or the Prospectus that forms a part thereof. Capitalized terms defined in the Registration Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted January 21, 2025

Prospectus Summary

Overview, page 9

1.

We note the expanded disclosures you provided in response to comment 2. Please further expand these disclosures to include the period over which the intangible asset will be amortized or if it will have an indefinite life. Also address this comment for the Genetic Genie Agreement along with other material terms of the agreement, including whether the 378,947 Ordinary Shares is an upfront payment, if any other consideration is required to be paid or issued, and the period over which the development and implementation work with be completed.

RESPONSE: We have included additional disclosures on pages 10 and 71. The license acquired in the Sale and Purchase Agreement will have an indefinite life, which will be reassessed at each reporting date and tested for impairment annually. The assets acquired under the Development and Transfer Agreement have a useful life of 5 years and will be amortized using the straight-line method once deemed ready to use. The 421,052 Ordinary Shares issued under the Sale and Purchase Agreement is the only consideration paid by the Company in that transaction and there is no further consideration to be paid or issued. The 378,947 Ordinary Shares issued under the Development and Transfer Agreement is upfront consideration that has been paid by the Company and there is no further consideration to be paid or issued under that agreement. A time period for development and implementation works of the mandated technology is not provided in the Development and Transfer Agreement but the Company expects these works to be completed within 12 to 18 months of the agreement date.

Securities and Exchange Commission

February 19, 2025

Capitalization and Indebtedness, page 47

2.

We note the revisions you made to the table in response to comments 5 and 6. Please revise your columnar presentation to clearly indicate that column 2 reflects the adjustments to the historical presentation in column 1 for of the subsequent events to your June 30, 2024 balance sheet and to include a summation, pro forma column. Please revise the second bullet point to only include a discussion of the adjustments included in column 2. Please then include separate bullet point discussions for the last four columns that reflect the repayment of the promissory notes and additional penalty amount via ordinary shares and then the repayment of the promissory notes and accrued interest with the IPO proceeds.

RESPONSE: We have revised our capitalization and indebtedness table on page 48 by renaming columns to summation and pro-forma where appropriate, and revised our discussion in the bullet points on page 47.

Dilution, page 48

3.

Please correct the amount included for the dilution in net tangible book value per Ordinary Share to investors in this offering. In this regard, the stated per share amount for the initial public offering is $4.75 compared to the as adjusted net tangible book value per Ordinary Share after this offering of $0.354, resulting in dilution of $4.40 not $0.493.

RESPONSE: We have revised our dilution table and dilution discussion on pages 48 and 49.

Securities and Exchange Commission

February 19, 2025

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 54

4.

Please provide disclosures for the $601,740 of additional loans you have entered into subsequent to June 30, 2024, including the material terms of the loans and the maturity dates by amount (e.g., the amount with the maturity date of February 15, 2025).

RESPONSE: We have provided disclosure of the unsecured loans on page 55 and additional disclosures on page 62. We have agreed with certain Lenders to extend the maturity date of their unsecured loans and have repaid one Lender.

Promissory Notes, page 55

5.

We note the expanded disclosure you provided in response to comment 6. Please further expand this disclosure to provide quantified information for the number of Ordinary shares to be issued, including the dollar value of the shares, and quantification of the cash payment to be made that includes accrued interest. Further expand your disclosure to note the amount of finance expense you will be required to recognize.

RESPONSE: We have expanded our disclosure on page 55 to indicate the number of Ordinary Shares to be issued and the cash amount payable to Noteholders on the basis of an initial public offering price of US$4.75 and a listing date of January 31, 2025. In addition, we have advised the estimate number of Ordinary Shares and cash payable for each month the IPO is delayed.

Government Authorizations and Regulations

U.S. Food and Drug Administration, page 78

6.

We note your revised disclosure in response to our prior comment 11 that you expect that Couplet-GenomeScreen will be required to make a 510(k) premarket submission to the FDA and do not anticipate the commercial launch of such product until the third quarter of fiscal year 2026, "[g]iven [the] anticipated FDA regulatory requirements for Couplet-GenomeScreen™ and a 90-day review period for a 510(k) submission." Please revise to briefly explain the FDA's regulation of medical devices, the 510(k) clearance process, the FDA's classification of medical devices into one of three classes (Class I, Class II, and Class III) depending on its level of risk, and the expected classification of your Couplet-GenomeScreen product into one of the three classes. Please also revise to clarify that there is no guarantee that your product candidate will obtain FDA approval and include risk factor disclosure discussing the implications if you do not receive approval under the Section 510(k) regulatory pathway.

RESPONSE: We have made revisions to page 78 regarding the FDA classifications, the expected classification of Couplet-GenomeScreen™, the 510(k) submission and timing, and there being no guarantee of approval. Further disclosure of the FDA risk has been added to the risk factor on page 27.

Securities and Exchange Commission

February 19, 2025

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The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in its submissions and later filings of the Registration Statement, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely, /s/ Nicholas Murphy Nicholas Murphy Chief Executive Officer and Managing Director

cc:	Paul Viney Alison Newman Esq. Sarah Hewitt Esq.